UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CTI GROUP (HOLDINGS) INC.

(Name of Subject Company)

CTI GROUP (HOLDINGS) INC.

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

126431 10 5

(CUSIP Number of Class of Securities)

Manfred Hanuschek

Chief Executive Officer and President

CTI Group (Holdings) Inc.

333 North Alabama Street, Suite 240

Indianapolis, Indiana 46204

(317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Chad J. Rubin

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by CTI Group (Holdings) Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 4, 2015, and subsequently amended (as amended from time to time, the “Schedule 14D-9”), relating to the tender offer by New Acquisitions Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Enghouse Systems Limited, an Ontario corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s Class A common stock, par value $0.01 per share (the “Shares”). This Amendment No. 2 is being filed to reflect certain updates to the Schedule 14D-9, as set forth below. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following text immediately after the last paragraph under the section entitled “Information Regarding Golden Parachute Compensation – Aggregate Amounts of Potential Compensation”:

“Expiration of Offer

At 9:00 a.m., New York City time, on Friday, December 4, 2015, the Offer expired as scheduled and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Date, a total of 25,668,619 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 79% of the currently outstanding Shares on a fully diluted basis. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 244,960 additional Shares.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent. At the Effective Time, each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Item 8 – “Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Parent or Purchaser and Shares held in treasury of the Company or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. Following the Merger, the Company’s common stock will cease to be quoted on the OTC Bulletin Board and will be deregistered under the Exchange Act.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTI GROUP (HOLDINGS) INC.

Date: December 7, 2015	By:	/s/ MANFRED HANUSCHEK
Name: Manfred Hanuschek
Title: Chief Executive Officer and President